SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008 (report no. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

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CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1 Press Release: CallSource, US Marketing Intelligence Services Provider Selects NICE`s Interaction Analytics to Increase Clients` Sales and Marketing Effectiveness, dated June 4, 2008.

99.2 Press Release: NICE Sweeps 2008 ContactCenterWorld.com Members' Choice Awards, Winning for Interaction Analytics, Workforce Management, and Quality Management, dated June 17, 2008.

99.3 Press Release: City of Houston Adds NICE Inform for Improved 9-1-1 Emergency Services, Consolidating Fire, Police and Medical Services Communications Management, dated June 30, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated July 1, 2008

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EXHIBIT INDEX

99.1 Press Release: CallSource, US Marketing Intelligence Services Provider Selects NICE`s Interaction Analytics to Increase Clients` Sales and Marketing Effectiveness, dated June 4, 2008.

99.2 Press Release: NICE Sweeps 2008 ContactCenterWorld.com Members' Choice Awards, Winning for Interaction Analytics, Workforce Management, and Quality Management, dated June 17, 2008.

99.3 Press Release: City of Houston Adds NICE Inform for Improved 9-1-1 Emergency Services, Consolidating Fire, Police and Medical Services Communications Management, dated June 30, 2008.

CallSource, US Marketing Intelligence Services Provider Selects NICE`s Interaction Analytics to Increase Clients` Sales and Marketing Effectiveness

NICE Interaction Analytics to help CallSource`s clients improve customer retention and loyalty and telesales techniques

Ra`anana, Israel, June 04, 2008 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that CallSource, a US based leading provider of call tracking, performance evaluation, and training services, selected NICE`s Interaction Analytics solution, which is part of NICE SmartCenter, to help them enhance their clients sales and marketing effectiveness, capture additional sales opportunities, improve customer service, and increase customer retention rates.

CallSource serves the automotive, multi-family housing, publishing and advertising markets, plus thousands of businesses across diverse industries, and manages more than eight million phone leads each month for hundreds of thousands of advertisers.   Interaction Analytics from NICE will enable CallSource to perform a mass-analysis of its clients` customer call content, as well as automatic call categorization, trending, and root cause analysis.

The NICE solution will categorize recorded customer interactions according to different criteria, a specific advertising campaign, or analysis type - such as `customer satisfaction levels` or occupancy and tenant retention, for the multi-family housing industry.  Next, trends will be mapped graphically to reveal whether there was an increase or decrease in call type or in satisfaction levels.  Finally, root-cause analysis reports will be generated to provide CallSource`s business analysts with an understanding of what went wrong, or right, and why.

This approach will enable CallSource to automatically identify their clients` key business issues, prioritize them, and ultimately provide comprehensive, reliable recommendations to the required corrective action.

Jerry Feldman, Call Source`s CEO, commented, "We selected NICE`s Interaction Analytics solution over the competition because it was the best solution to meet our business requirements.  It is the most comprehensive and flexible solution that we evaluated, uniquely enabling us to make changes in the system, on-the-fly, based on the different and changing needs of our varied customer base."

"We are happy to have been selected by CallSource to help them proactively identify trends, anticipate opportunities, and adjust processes to meet business objectives," said Barak Eilam, NICE`s President of Interaction Analytics.  "With NICE`s Interaction Analytics business solution CallSource will be able to offer value-added services to their clients, by making data-based analyses of customer dynamics for improved business results."

About CallSource
Based in Westlake Village, Calif., privately-held CallSource has provided online call tracking, recording and performance management solutions for a wide range of industries including multifamily, automotive, media, advertising and financial services since 1994. Tracking nearly 500,000 advertisements and eight million phone calls every month, CallSource offers innovative products, performance analysis services and expert skill and compliance training to help improve an organization's marketing and call-handling effectiveness.

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About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Sweeps 2008 ContactCenterWorld.com Members' Choice Awards, Winning for Interaction Analytics, Workforce Management, and Quality Management

Customers vote NICE SmartCenter solutions as the industry`s best

Ra`anana, Israel, June 17, 2008 - NICE Systems (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has won three of ContactCenterWorld.com`s 2008 Members Choice awards in the Americas, winning in three key categories: Best in Class Contact Center Analytics Solution, Best in Class Workforce Management Solution, and Top Class Recording/Quality Monitoring solution. The awards are unique in that they are based on user votes rather than a judging panel.  The Awards are based entirely on customer feedback and recognize industry solution providers who sell products or services to contact centers.  Winners are those vendors who receive the highest average scores (on a ten-point scale) as voted by their customers.

"We are excited about winning these important industry awards, in the three most critical categories to our contact center customers," said Moshe Egert, President, Enterprise Group, NICE.  "This is further validation of the unique business value our Interaction Analytics solution brings to our customers, and how it along with NICE`s solutions for quality management and workforce management are leading the industry in innovation.  It is especially gratifying because this award is based on customer feedback, clearly reflecting our customers` satisfaction.  We thank our loyal customer base for its consistent support and reiterate our commitment to innovation and outstanding customer satisfaction."

The award winning solutions are part of the NICE SmartCenter family of solutions.  By combining the capabilities of the NICE SmartCenter solutions contact center management can improve agent behaviors for increased customer satisfaction, address the key business issues that impact contact center management effectiveness and efficiency, and better align the contact center with the strategic goals of the enterprise.

NICE`s Interaction Analytics improve contact center operational efficiency and drive strategic enterprise initiatives such as improving customer loyalty and retention, and increasing sales and marketing effectiveness.  Interaction Analytics from NICE enables organizations to automatically identify key business issues, prioritize them and ultimately resolve them by performing an advanced root-cause analysis that is based on data-driven insights that were previously unavailable to decision makers.

IEX TotalView Workforce Management from NICE provides a centralized platform for optimizing the performance of the contact center. It helps contact center supervisors forecast and plan more accurately and schedule more effectively. The solution supplies real-time information, enabling supervisors to better manage the performance of the workforce and operation. With IEX TotalView, contact centers can integrate data seamlessly across the enterprise and automate many time-consuming and labor-intensive processes. The system provides total visibility into every area of the contact center operation, enhancing performance, improving productivity, streamlining tasks, and integrating data in the operation.

Quality management (QM) from NICE introduces the full circle of QM for improving agent performance, customer satisfaction, and training effectiveness.  The NICE offering leverages the advanced capabilities of NICE`s Interaction Analytics, and is fully integrated with NICE`s Agent Coaching and post-call customer feedback solutions.  NICE`s Interaction Analytics are leveraged for precision QM, which enables supervisors to target specific customer interactions, vs. random sampling, for a better understanding of which agent behaviors are the most productive and successful.  For corrective action where agent behaviors are less successful NICE`s Agent Coaching solution enables contact center supervisors to create personalized coaching packages.   Furthermore, by correlating customer feedback to supervisors` evaluations enables management to compare internal vs. customer perception of agent performance for accurately gauging the effectiveness and relevance of internal QM processes and metrics.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data - from telephony, web, email, radio, video, and other data sources.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About IEX

IEX Corporation, a NICE Systems Ltd. company, is a leading provider of feature-rich, scalable workforce management and performance management solutions that enable contact centers to improve planning and scheduling, enhance performance and streamline tasks. With a strong global presence, IEX solutions are used in over 50 countries with over million agents at more than 3,000 contact center sites. The award-winning IEX TotalView Workforce Management system is a NICE SmartCenter solution. NICE SmartCenter combines workforce and performance management with quality management, interaction analytics, compliance, coaching and customer feedback within a service-oriented architecture. For more information about IEX, visit http://www.iex.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

IEX Media Contact IEX Corporation, a NICE company +1 972 301 1209

Angela Ticknor angela.ticknor@iex.com

Investors NICE Systems

Daphna Golden ir@nice.com +1 877 245 7449

Trademark Note: 3600 View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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City of Houston Adds NICE Inform for Improved 9-1-1 Emergency Services, Consolidating Fire, Police and Medical Services Communications Management

Fourth largest U.S. city deploys NICE solution to capture, manage, and analyze 9-1-1 emergency calls

Ra`anana, Israel, June 30, 2008 - NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions(TM) to drive performance, today announced the City of Houston, Texas, has selected NICE Inform for its 9-1-1 Center. The consolidated center for the United States` fourth largest city, the Houston Emergency  Center (HEC) is equipped with state-of-the-art technology. The City of Houston recently added NICE Inform and other NICE solutions to its Emergency Center for their unique ability to capture and manage high volumes of critical emergency communications and other vital multimedia incident information.

Houston consolidated its three communications centers into a single public safety answering point in 2003 and invested in advanced emergency communications technology, but still employed separate voice-only recording solutions for police, fire and emergency medical services (EMS). With the NICE solutions, including NICE Inform, the three departments will now be able to share a single, partitioned and redundant solution for recording and reviewing emergency communications, which will not only enhance reliability, but reduce the Department`s overhead and technical support requirements as well.

"The NICE solutions are the next step in our evolution as a technologically-advanced emergency communications center," said Matt Hyde, Chief Technology Officer for the Houston Emergency Center. "NICE offered us advanced capabilities, and greater reliability, ease-of-use and scalability than we had before. With NICE Inform, we`re also laying the foundation to be able to extend our recording capability beyond voice to include data and video too."

"The Houston Emergency Center is one of the most impressive and technologically-advanced emergency communications centers in the United States," said Chris Wooten, President, Security Division Americas, NICE. "We are very proud that the City of Houston has expanded its relationship with NICE by selecting NICE Inform and other NICE solutions for its advanced emergency communication facility."

NICE Inform is the world`s first full-spectrum multimedia incident information management solution for the security market. It provides ground-breaking capabilities for effectively managing incident information from various sources, including audio, video, text and data, streamlining information-sharing, investigations and evidence delivery. The capabilities of NICE Inform also enable agencies and command and control centers to move beyond simply capturing voice communications to centrally capturing and managing many different types of multimedia information central to investigations, such as video, mug shots, affidavits and incident reports. The unique comprehensive capabilities of NICE Inform can be tailored to the specific needs of command and control centers for first responders and homeland security, transportation, government, and private sector organizations, and deliver improved collaboration and operational efficiency to enhance safety and security.

About the Houston Emergency Communications Center (HEC)

The  Houston Emergency Center (HEC) is the consolidated communications center for the City of Houston, the fourth largest city in the United States of America and the largest city within the state of Texas. Approximately 10,000 emergency and non emergency calls per day are processed at HEC. The number of calls into the Houston HEC can easily double during times of inclement weather, as they did during Hurricanes Katrina and Rita, or during special City social/sporting events. More information at www.houstontx.gov/hec/index.html.

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About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions and value-added services, powered by advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE`s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 135 countries, including over 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Corporate Media NICE Systems +1 877 245 7448

Galit Belkind galit.belkind@nice.com

Investors NICE Systems +1 877 245 7449

Daphna Golden ir@nice.com

Trademark Note: Insight from Interactions(TM), 360 View(TM), Executive Connect®, Executive Insight(TM)*, Freedom®, Investigator®, Mirra®, Universe®, My Universe(TM), NICE®, NiceCall®, NiceCall Focus(TM), NiceCLS(TM), NICE Learning(TM), eNiceLink(TM), NiceLog®, Playback Organizer(TM), Renaissance®, ScreenSense(TM), NiceScreen(TM), NICE SmartCenter(TM), NICE Storage Center(TM), NiceTrack(TM), NiceUniverse®, NiceVision®, NiceVision Analytics(TM), NiceVision ControlCenter(TM), NiceVision Digital(TM), NiceVision Harmony(TM), NiceVision Mobile(TM), NiceVision Net(TM), NiceVision Pro(TM), NiceVision NVSAT(TM), NiceVision Alto(TM), Scenario Replay(TM), Tienna®, Wordnet®, NICE Perform®, NICE Inform(TM), NICE Analyzer(TM), Last Message Replay(TM), NiceUniverse Compact(TM), Customer Feedback(TM), Interaction Capture Unit(TM), Dispatcher Assessment(TM), Encoder(TM), Freedom Connect®, FAST®, FAST Alpha Silver(TM), FAST Alpha Blue(TM) and Alpha®, Emvolve Performance Manager(TM), Performix Technologies(TM), IEX®, TotalView® and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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